

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 28, 2008

via U.S. mail and facsimile

Daniel R. Dwight
President, and Chief Executive Officer and Director
Kronos Advanced Technologies, Inc.
464 Common Street, Suite 301
Belmont, Massachusetts 02478

> **RE:** **Kronos Advanced Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2007**
> **File No. 0-30191**

Dear Mr. Dwight:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Note 2 – Summary of Significant Accounting Policies, page F-7

Intangibles, page F-7

1. In future filings, please revise your disclosure to state the nature of the costs you are capitalizing for your developed patent technology intangible asset and how you determine the amount to capitalize.

Note 8 – Convertible Notes Payable and Notes Payable, page F-11

2. We note that you have recognized a beneficial conversion feature (BCF) for the initial amount of the notes to AirWorks and RS Properties (subsuequently Hilltop). However, we note that you have not recognized a BCF for the note to Gumbinner and Sun, which you note are also convertible into your common stock at $0.0028 per share. Further, it does not appear that you are recognizing a BCF for any additional amounts of the notes to AirWorks and Hilltop based on your disclosure in your September 30, 2007 Form 10-QSB. Please tell us how you are accounting for the conversion features associated with the note to Gumbinner and Sun and the additions to the notes to AirWorks and Hilltop, including the authoritative literature that supports your position.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Note 8 – Commitments and Contingencies, page 11

3. In future filings, please include SFAS 5 disclosure for the legal matters with Thompson E. Fehr and Allstate Insurance Company discussed in Item 1 on page 24 of your September 30, 2007 Form 10-QSB and Note 14 in your June 30, 2007 Form 10-KSB. Refer to Instruction 2(ii) of Item 310(b) of Regulation S-B for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief